FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

AMENDED AND RESTATED NOTICE OF REDEMPTION
Dated 16 April 2026

US$2,000,000,000 1.589% Fixed Rate/Floating Rate Senior Unsecured Notes due 2027
(CUSIP No. 404280CM9; ISIN: US404280CM98)* (the 'Securities')

* No representation is made as to the correctness of such numbers either as printed on the Securities or as contained in this Amended and Restated Notice of Redemption, and reliance may be placed only on the other identification numbers printed on the Securities, and the Par Redemption (as defined below) shall not be affected by any defect in or omission of such numbers.

The Issuer hereby amends the notice of redemption dated 16 April 2026 (the 'Original Notice'). The Original Notice provided that the Issuer will pay interest and principal on the Securities on Monday, 25 May 2026; however, such date is not a Business Day. Accordingly, in accordance with the terms of the Indenture, payment of the interest and principal on the Securities will instead be made on the next succeeding Business Day, being Tuesday, 26 May 2026. This Amended and Restated Notice of Redemption reflects such amendment. All other terms of the Original Notice remain unchanged.

To:      The Holders of the Securities
            The New York Stock Exchange

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES. IF APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE SECURITIES IN A TIMELY MANNER.

The Securities have been issued pursuant to an indenture dated as of 26 August 2009 (as amended or supplemented from time to time, the 'Base Indenture'), between HSBC Holdings plc, as issuer (the 'Issuer'), The Bank of New York Mellon, London Branch, as trustee (the 'Trustee'), and HSBC Bank USA, National Association, as paying agent and registrar ('HSBC Bank USA'), as supplemented and amended by a nineteenth supplemental indenture dated as of 24 November 2020 (the 'Nineteenth Supplemental Indenture' and, together with the Base Indenture, the 'Indenture') among the Issuer, the Trustee and HSBC Bank USA as paying agent, registrar and calculation agent. Capitalised terms used and not defined herein have the meanings ascribed to them in the Indenture.

The Issuer has elected to redeem the Securities in whole in accordance with the terms of the Indenture and the Securities (the 'Par Redemption').

Pursuant to Section 11.04 of the Base Indenture and Sections 2.01, 2.02, 3.01, 3.02, 4.01 and 4.02 of the Nineteenth Supplemental Indenture, the Issuer hereby provides notice of the following information relating to the Par Redemption:

●           The redemption date for the Securities shall be 24 May 2026 (the 'Redemption Date').
●           The redemption price for the Securities shall be US$1,000 per US$1,000 principal amount of the Securities (the 'Redemption Price').
●           Additionally, in accordance with the terms of the Indenture, as the Redemption Date is an Interest Payment Date all accrued but unpaid interest from (and including) 24 November 2025 to (but excluding) the Redemption Date will be payable to the holders of record of the Securities as of 9 May 2026, the Regular Record Date (the 'Interest
             Payment').
●           Subject to any conditions and/or the limited circumstances contained in the Nineteenth Supplemental Indenture, on the Redemption Date the Redemption Price and the Interest Payment shall become due and payable upon each such Security to be redeemed and interest thereon shall cease to accrue on and after such date.
●           Pursuant to the terms of the Indenture, as the Redemption Date is not a Business Day, the Issuer will pay interest and principal on the Securities on the next succeeding Business Day, Tuesday, 26 May 2026. In accordance with the terms of the Indenture, interest on the payment of the Redemption Price and the Interest Payment shall not accrue during the period from and after the scheduled Redemption Date.
●           Securities should be surrendered at the registered office of HSBC Bank USA at 66 Hudson Boulevard East, 545W9, New York, NY 10001, Attention: Issuer Services.

Questions relating to this Amended and Restated Notice of Redemption should be addressed to HSBC Bank USA via e-mail at CTLANYDealManagement@us.hsbc.com, at its registered office or via telephone at +1 201 217 8417.

IMPORTANT TAX INFORMATION
EXISTING US FEDERAL INCOME TAX LAW MAY REQUIRE BACKUP WITHHOLDING OF 24% OF ANY PAYMENTS TO HOLDERS PRESENTING THEIR SECURITIES FOR PAYMENTS WHO HAVE FAILED TO FURNISH A TAXPAYER IDENTIFICATION NUMBER CERTIFIED TO BE CORRECT UNDER PENALTY OF PERJURY ON A COMPLETE AND VALID INTERNAL REVENUE SERVICE ('IRS') FORM W-9 OR APPLICABLE FORM W-8 TO THE APPLICABLE PAYER OR WITHHOLDING AGENT. HOLDERS MAY ALSO BE SUBJECT TO PENALTIES FOR FAILURE TO PROVIDE SUCH NUMBER.

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Investor enquiries to:
Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:
Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,233bn at 31 December 2025, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 17 April 2026
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